Exhibit G
                                     Proposed Form of Federal Register Notice


Securities and Exchange Commission
(Release No. 35-_________)

         The Cincinnati Gas & Electric Company ("CG&E" or "Applicant"), an Ohio corporation with its principal office located at 139 East Fourth Street, Cincinnati, Ohio 45202, and a subsidiary of Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), has filed an application requesting Commission authorization under Sections 9(a) and 10 of the Act and Rule 54 thereunder to acquire (the "Proposed Acquisition") all or part of an electric generating facility and ancillary assets located near Wheatland, Indiana (the "Facility") from certain subsidiaries of Allegheny Energy, Inc., a Maryland corporation that is also a registered holding company ("Allegheny"), pursuant to the asset purchase transaction described below (the "Transaction").(1) Applicant states that the Proposed Acquisition is intended to help meet its need for additional generating capacity; Applicant further asserts that the Transaction should assist the financial recovery of Allegheny Energy Supply Company, LLC ("AE Supply"), since at closing AE Supply will receive (through its selling subsidiaries) significant cash consideration.

         Two Cinergy subsidiaries are parties to the Transaction: CG&E and PSI Energy, Inc., an Indiana corporation ("PSI"). Cinergy directly holds all the outstanding common stock of two public utility companies, CG&E and PSI. Cinergy was created as a holding company in connection with the 1994 merger of CG&E and PSI.(2) Through PSI and CG&E (including its electric and gas utility subsidiary, The Union Light, Heat and Power Company ("ULH&P")), Cinergy provides retail electric and/or natural gas service to customers in central, north central and southern Indiana, southwestern Ohio and northern Kentucky. In addition to its Midwestern-based utility business, Cinergy has numerous non-utility subsidiaries engaged in a variety of energy-related businesses. As of and for the three months ended March 31, 2005, Cinergy reported consolidated total assets of approximately $15 billion and consolidated total operating revenues of approximately $1.3 billion.

         A combination electric and gas public utility holding company exempt from registration under the Act pursuant to Rule 2(b), CG&E is engaged in the production, transmission, distribution and sale of electric energy and the sale and transportation of natural gas in the southwestern portion of Ohio and, through ULH&P, northern Kentucky.(3) The area served with electricity, gas, or both covers approximately 3,200 square miles, has an estimated population of 2 million people, and includes the cities of Cincinnati and Middletown in Ohio and Covington and Newport in Kentucky. As of March 31, 2005, CG&E owned generating facilities located in Ohio and Kentucky with approximately 5,025 megawatts ("MW") (summer rating) of total capacity.(4) The Public Utilities Commission of Ohio ("PUCO") regulates CG&E with respect to retail sales of electricity and natural gas and other matters, including issuance of securities. As of and for the three months ended March 31, 2005, CG&E reported consolidated total assets of approximately $6.4 billion and consolidated total operating revenues of approximately $823 million.

         The state of Ohio enacted comprehensive electric industry restructuring legislation in 1999.(5) The legislation deregulated electric generation and supply, with electric transmission and distribution continuing as regulated utility functions. Under the law, beginning January 1, 2001, all retail customers in Ohio were allowed to choose their electric generation supplier. Despite retail access in Ohio, CG&E continues to have load responsibility for the great majority of its pre-retail access customer load, and CG&E remains the default service provider for returning customers. Currently, CG&E is in a market development period for residential customers and a competitive retail electric market for non-residential customers, as it transitions to deregulation of electric generation and a competitive retail electric service market in the state of Ohio. Ohio's customer choice legislation provided for a market development (frozen rate) period that began January 1, 2001 and ended December 31, 2004 for non-residential customers and is scheduled to end December 31, 2005 for residential customers. At the end of these market development periods, pursuant to authorization received from the PUCO, CG&E will implement market rates under a rate stabilization plan that covers the period after the market development period through year-end 2008.

         PSI is engaged in the production, transmission, distribution and sale of electric energy in north central, central and southern Indiana, serving an estimated population of 2.1 million people located in 69 of the state's 92 counties, including the cities of Bloomington, Columbus, Kokomo, Lafayette, New Albany, and Terre Haute. As of March 31, 2005, PSI owned generating facilities located in Indiana and Ohio with approximately 6,801 MW (summer rating) of total capacity. The Indiana Utility Regulatory Commission ("IURC") regulates PSI with respect to retail sales of electricity and other matters, including issuance of securities. As of and for the three months ended March 31, 2005, PSI reported consolidated total assets of approximately $5.4 billion and consolidated total operating revenues of approximately $425 million.

         Three Allegheny subsidiaries are parties to the Transaction: Allegheny Energy Supply Wheatland Generating Facility, LLC, a Delaware limited liability company ("Wheatland LLC"), Lake Acquisition Company, L.L.C., a Delaware limited liability company ("Lake LLC"), and AE Supply. Wheatland LLC is an exempt wholesale generator ("EWG") that owns and operates the Facility. Lake LLC owns certain real estate associated with the Facility, consisting primarily of a nearby lake that supplies raw process water to the Facility. Wheatland LLC and Lake LLC are direct wholly-owned subsidiaries of AE Supply, a Delaware limited liability company and registered holding company. AE Supply is a majority-owned subsidiary of Allegheny.(6) AE Supply owns and operates electric generation facilities and associated transmission facilities necessary to deliver the electric output of its generation to the transmission network. AE Supply markets power in competitive wholesale markets pursuant to market-based rate authority granted by the FERC.

         Pursuant to the terms, including conditions to closing, of an Asset Purchase Agreement, dated as of May 6, 2005 ("Purchase Agreement"), among CG&E and PSI, as buyers, and Wheatland LLC, Lake LLC and AE Supply, as seller parties, CG&E and PSI have agreed to buy, and the Allegheny seller parties have agreed to sell, the assets comprising the Facility for a cash purchase price payable at closing of $100 million.(7)

         Located near Wheatland, Indiana in Knox County, the Facility is a 508 MW (nameplate rating) natural gas-fired, simple cycle merchant peaking plant, comprised of four Siemens Westinghouse 501D5A single fuel gas combustion turbines, together with related assets and properties. Raw water for the Facility (used for certain processes, including nitrogen oxide control and inlet air cooling) is supplied via underground piping from a nearby lake (covering approximately 32 to 34 acres) owned by Lake LLC. The Facility is directly interconnected to a 345 kV transmission line owned by PSI and a 345 kV transmission line owned by Indianapolis Power and Light Company. The Facility was built in 1999 and began commercial operations in 2000. The following year, AE Supply acquired the Facility from its initial owner, a subsidiary of Enron Corporation.

         Under the Purchase Agreement, subject to the terms and conditions thereof, CG&E and PSI have jointly agreed to purchase the Facility. Like CG&E, PSI needs additional on-system generating capacity to reliably serve its electric customers. PSI has applied to the IURC seeking a certificate of public convenience and necessity to acquire the Facility. Assuming IURC approval thereof, and satisfaction of all other conditions to closing, PSI would acquire 50% to 100% of the Facility. If the IURC does not approve PSI's application, then, subject to the terms and conditions of the Purchase Agreement, including receipt of all required regulatory approvals, CG&E would acquire all of the Facility. In the event CG&E and PSI jointly acquire the Facility, they would determine, and notify the Allegheny selling parties of, their respective tenancy in common ownership interests prior to closing; pay the purchase price on a pro rata basis consistent with such ownership interests; and at closing enter into a joint ownership and operation agreement or other cotenancy agreement.

         In general, the Purchase Agreement contains terms and conditions customary for transactions of this type, including with respect to allocation between the seller and buyer parties of post-closing responsibility for known and contingent liabilities relating to the Facility; representations and warranties; pre-closing and post-closing covenants; conditions to closing; rights of the parties prior to closing to abandon the Transaction; closing deliveries; and post-closing indemnification.

         Closing of the Transaction is conditioned on, among other matters, receipt by the parties of all required regulatory approvals, including authorization of the Transaction by the Federal Energy Regulatory Commission ("FERC") under the Federal Power Act ("FPA") and clearance of the Transaction by the Department of Justice ("DOJ") and the Federal Trade Commission ("FTC") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR") and (i) solely with respect to CG&E, authorization of the Proposed Acquisition by this Commission under the Act and (ii) solely with respect to PSI, authorization of its proposed acquisition of all or part of the Facility by the IURC pursuant to the requirements of Indiana law. The Purchase Agreement further provides that if by November 30, 2005 the required regulatory approvals have been obtained for one buyer, but not the other, the closing will occur promptly thereafter (assuming all other conditions to closing have been met) with the buyer that has received all of its required regulatory approvals acquiring 100% of the Facility.

         CG&E intends to finance the Proposed Acquisition (x) initially with short-term debt and (y) on a permanent basis with an appropriate mix of long-term debt and equity. Any such security issuances would be exempt from Commission jurisdiction pursuant to Rule 52 under the Act.

         ***

         Applicant estimates that the total fees and expenses paid or payable by it and PSI and any other associate company thereof in connection with the Transaction will not exceed $1.8 to 2.0 million, consisting primarily of fees and expenses of outside counsel, investment bankers, economists and engineering firms.

         No state or federal regulatory agency, other than the Commission under the Act and those described below, has jurisdiction over the Proposed Acquisition.

         The FERC has jurisdiction over the Proposed Acquisition under Section 203 of the FPA, and the parties have filed their 203 Application. In addition, the Transaction is subject to the premerger notification requirements under the HSR Act, and the parties have filed the requisite Notification and Report Forms with the DOJ and FTC.(8)

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.




(1) Although PSI Energy, Inc. is also a party to the Transaction, its proposed acquisition of all or part of the Facility requires express authorization from the Indiana Utility Regulatory Commission and accordingly is exempt from Commission jurisdiction pursuant to Section 9(b)(1) of the Act. By contrast, the Public Utilities Commission of Ohio does not have jurisdiction over CG&E's proposed acquisition of all or part of the Facility.

(2) See Cinergy Corp., HCAR No. 26146, Oct. 21, 1994.

(3) ULH&P, CG&E's only significant subsidiary, is engaged in the transmission, distribution, and sale of electric energy and the sale and transportation of natural gas in northern Kentucky. The area served with electricity, gas, or both covers approximately 500 square miles, has an estimated population of 330,000 people and includes the cities of Covington and Newport in northern Kentucky. The Kentucky Public Service Commission regulates ULH&P with respect to retail sales of electricity and natural gas and other matters, including issuance of securities. As of and for the three months ended March 31, 2005, ULH&P reported total assets of approximately $460 million and total operating revenues of approximately $112 million.

CG&E's other subsidiaries are immaterial to its business. Miami Power Corporation is an electric utility company whose business is limited to ownership of a 138 kilovolt ("kV") transmission line extending from the Miami Fort Power Station in Ohio (in which CG&E owns various generating units) to a point near Madison, Indiana. KO Transmission Company is a nonutility company that owns interests in certain natural gas pipeline facilities located in Kentucky. Tri-State Improvement Company is a nonutility company that acquires and holds real estate intended for future use in CG&E's utility business. Cinergy Power Investments, Inc. is an inactive subsidiary with no business operations formed to hold one or more of CG&E's deregulated power plants. CG&E also owns 9% of the voting securities of Ohio Valley Electric Corporation, which owns certain electric generating facilities.

(4) As of such date, CG&E had not consummated a proposed intrasystem transfer of certain generating facilities. More specifically, CG&E had not yet received Commission authorization to transfer to ULH&P three generating facilities with 1,039 MW of total capacity (summer rating). See Application-Declaration as amended in File No. 70-10254.

(5) Ohio Rev. Code Ann. ss. 4928.01 et seq. Neither of the other states where Cinergy conducts franchised utility businesses, Indiana and Kentucky, has enacted electric industry deregulation legislation or has otherwise initiated retail electric customer choice programs, nor are there any such public proposals pending.

(6) Allegheny and Merrill Lynch own approximately 98% and 2%, respectively, of the membership interests in AE Supply.

(7) The purchase price is subject to potential increase not to exceed $2 million in the event of certain capital expenditures required by law with respect to the Facility.

(8) The PUCO does not have jurisdiction over the Proposed Acquisition. CG&E has filed a petition with the IURC requesting that it decline jurisdiction over CG&E's ownership and operation of the Facility if CG&E ultimately acquires all or a portion thereof.